1-15146

P.E. 7-30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02047083

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

30 July 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Disposal
Released	14:53 29 Jul 2002
Number	2415Z

IMMEDIATE **29 July 2002**

Royal & SunAlliance announces the sale of its Group Risk Business to Canada Life

Royal & Sun Alliance Insurance Group plc announces that it is to sell its group risk business to Canada Life for a consideration of £60m. The group risk business is written in the non participating fund of Phoenix Assurance, one of the Royal & Sun Alliance Insurance Group companies.

Royal & SunAlliance is the UK's market leading provider of group risk products, with a market share of 17%. Approximately 200 staff, who are mainly based in Bristol, will transfer to Canada Life under TUPE arrangements.

This transaction is part of a previously declared programme of disposals by Royal & SunAlliance which are intended to release capital. The goodwill portion of the consideration is payable in cash. The balance is represented by the transfer of the net assets after deducting the embedded value.

Commenting on the sale, Bob Mendelsohn, Group Chief Executive of Royal & SunAlliance, said:

"This represents another step in the disposal programme announced to our shareholders at the end of 2001. Group risk has been a very successful business for the Group over the years, but, given our increasing focus on general insurance, we believe the time is right for ownership to pass to a company which has a strong life focus. I am delighted that Canada Life is the buyer and am confident that the business has an exciting future with its new owners.

"We will give a further update on our capital release programme on August 8 when we announce our interim results for the year."

The transaction is subject to regulatory approval.

--ENDS--

For further information:

Malcolm Gilbert	Stephen Clark	Karen Donhue
Tel: +44 (0)20 7569 6138	Tel: +44 (0)20 7569 6127	Tel: +44 (0)20 7569 6133

Important Disclaimer

This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration and net assets transferred. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Editors:

1. As at 31 December 2001 the group risk new business premium was £221m.
2. Group risk business comprises protection products written via employers on behalf of employees.
3. Royal & SunAlliance is one of the world's leading global insurers. The Group has operations in around 50 countries and provides cover in over 130. It is also one of the world's oldest insurance companies, tracing its roots back to 1710. Today the Group has around 50,000 staff worldwide, serving over 20 million customers.
4. Canada Life is one of Canada's largest insurance companies. The group, which commenced operations in 1847, has operations in a number of countries including Canada, United States, Brazil, Germany, Ireland and the UK, has assets under management of approximately £28bn and services more than 10 million customers. In the UK, Canada Life has assets under management of £8bn and employs 1,100 staff.

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 30 July 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.